INVEST IN **TBJ GOURMET**

We upcycle bacon ends into sweet spreadable bacon jam!


UNCURED
BACON JAM
a sweet and savory spread

tbjgourmet.com West Chester

Retail | Food | B2C | Food Tech | B2B

LEAD INVESTOR



Sue Marshall CEO & Founder
NETZRO, SBC

I invested in TBJ because I believe that adding upcycled spent grain ingredients to their seasoning line is a creative way to expand TBJ's brand portfolio and differentiate them from the competition. It is a perfect compliment to their bacon jam currently being offered to their existing foodservice customer base. I am excited to a part of their facility expansion which will help them expand quickly and increase their profit margin. Personally being from the Midwest and enjoying my love of bacon the idea of spicing up my pork chops with upcycled seasoning is a great way to have my beer and eat it too.

Invested $50,000 this round & $100 previously

Highlights

1. 🥓100% annual revenue growth since last raise
2. 🌎 Leading the Upcycled Food Revolution 🌎
3. 📈$2.5 million in revenue since last raise💰
4. 🚛 National distribution with major Food Service, Grocery and Specialty partners.🛒

4. 🚛 National distribution with major Food Service, Grocery and Specialty partners.🛒

5. $6M in total revenue. Bootstrapped AND profitable since inception.🤑

Our Team



Michael Oraschewsky Chief Executive Boar

Opened his first restaurant at 23 and has been leading teams of passionate food professionals since.

We love bacon and we hate to see waste. So when we saw that large bacon produces had some pieces of bacon that were not perfect enough to fit in the sliced bacon package bu were just too delicious to waste we had to act!



Bruce J Kramer President

A Drexel Engineer and home brewer, Bruce decided to go all in as a food entrepreneur with his idea.



Elaine Brown VP of Sales

Elaine started as a wholesale customer then joined the team full time to spread the word to others.





Jeffrey McCary Co-founder



Alex Oraschewsky Director of E-Commerce and Social Media

Graduate of Pitt University, passionate food photographer, and youth wrestling coach.

Pitch



You should join our journey if....
Sustainability and innovation are important
You invest in high growth companies
You are passionate about FOOD



TBJ GOURMET
spreadable
bacon...
FINALLY!
UNCURED BACON JAM



WE SAVE YOUR BACON ...literally!
Fresh pork is sliced into little strips of heaven
The "ugly" pieces are sent to TBJ.
The "Pretty" bacon slices are packaged to be sold in stores.
The rescued bacon is simmered to spreadable perfection.
UNCURED BACON JAM
250,000 LBS
of delicious bacon
RESCUED FROM BEING WASTED



Source: Datassential


34%
of the population knows it
12%
have tried it
Awareness highest among Millennials and Hispanic consumers


SALES GROWTH OF SPECIALTY FOOD VS. ALL FOOD AT RETAIL
12.9%
SPECIALTY FOOD
1.4%
ALL FOOD
0
2
4
6
8
10

Source: Mintel/SPINS/IRI


TBJ
GOURMET


National distribution in food service, retail and B2C
unfi
united natural foods
KeHE
Gordon
FOOD SERVICE
Good things come from
Sysco
Di Bruno Bros.
Walmart
amazon.com
Philabundance
TBJ
GOURMET


500,000 lbs of bacon saved
UPCYCLED
FOOD ASSOCIATION

Awards and recognition


emerging leaders
U.S. Small Business Administration
Celebrity Chef ROBERT IRVINE to host
FRONT BURNER PITCH COMPETITION
FANCY FOOD SHOW
Chicago Tribune
2019 SUMMER SHOW
NEW PRODUCTS
BEST
WSJ
LA Times
THE SCORE FOUNDATION PRESENTS
SCORE
Awards 2016
Goldman Sachs
10,000 small businesses

Just the Numbers

1. $6mm in total revenue. Bootstrapped AND profitable since inception.
2. $1,500,000 revenue last year at 50% GPM (10% above industry standard)
3. We were able to navigate the disruptions caused by COVID 19 and continue to grow through it all.
4. 5,000 restaurants serving our products
5. Products on 7,500 grocery stores shelves.

TBJ GOURMET


TBJ GOURMET

Downloads

Sept9CupsPOS.pdf

Sept9JarPOS.pdf

Obj41New.pdf